Welcome to Meridian Fund

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

In the News
Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” - SmartMoney Magazine January 2009
Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” -Forbes Magazine February 2009
The 2008 Wall Street Transcript interview with James England
2008 Income and Capital Gain Distributions
The 2007 Wall Street Transcript interview with Richard Aster
Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s “Consistency King” — IR Magazine September 2007
Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love” — Kiplinger’s Mutual Funds 2007 Magazine Spring 2007
Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds” - SmartMoney Magazine February 2007
Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” — Money Magazine January 2007
Meridian Growth Fund included in Consumer Reports List of Top Funds — Consumer Reports January 2007
The 2006 Wall Street Transcript interview with Jamie England
Rick Aster added to Guru Hall of Fame list
The Wall Street Transcript interview with Richard Aster
Meridian Value Fund included in New ‘superstar portfolio’ strategy — MarketWatch September 11, 2006
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.
Meridian Growth and Meridian Value Funds included in Money 65 list — Money February 2006
Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006
Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006
Lipper Ranks Meridian Value Fund Number One
(© 2006 REUTERS. Click for Restrictions)
Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners”
More Articles Featuring Meridian

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception.

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” - SmartMoney Magazine January 2009

The 2007 Wall Street Transcript interview with Richard Aster
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England, Larry Cordisco and Jim O’Connor.

Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” - Forbes Magazine February 2009

The 2008 Wall Street Transcript interview with James England
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.
For the most recent performance, please call our shareholder services at 800-446-6662

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.